January 12, 2007

VIA HAND DELIVERY

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed on December 21, 2006 (File No. 333-138389)

Dear Mr. Webb:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated January 9, 2007 from the staff of the Securities and Exchange Commission (the “Commission”) transmitting their comments to Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) filed by the Company on December 21, 2006. Your specific comments are set forth verbatim below, followed by the Company’s response.

General

1.	We note that you have incorporated some proxy information into your registration statement; however, this information appears incomplete. Please revise this information to include a more comprehensive application of Rule 145. In addition, consider including two prospectuses in the registration statement to facilitate the investment decisions of each group.

In order to provide a more comprehensive application of Rule 145, an alternate prospectus for the exchange offer has been included in the registration statement. Only alternate pages have been filed. As requested, we have included a page explaining the relationship between the prospectus which will be distributed to depositors and the proxy statement/prospectus which will be distributed to shareholders in the EDGAR filing. This page immediately precedes the alternate pages.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
January 12, 2007	Page 2

2.	We note your response to our former comment 3; however, you have failed to change the text accordingly. Therefore, we reissue comment 3:

Please use no type smaller than the type use predominantly in the prospectus. For examples that need to be changed, see pages 45, 52, 53, or 55.

Although this comment was responded to fully in the printed version of Amendment No. 1 distributed to the Office of Thrift Supervision, the revisions were not picked up in the version filed with the Commission via EDGAR. The EDGAR version of Amendment No. 2 has been revised in accordance with this comment.

Non-GAAP Financial Measures and Reconciliation to GAAP, page 39

3.	We note your response to comment 10 regarding non-GAAP financial measures, including your revisions to the alternative performance measure you present titled “Adjusted net income.”

•	In particular, you revised the adjustment regarding securities losses to only back out the securities losses related to the “significant restructuring activities taking place in 2006.” Accordingly, you no longer adjust the other periods for the recurring securities losses experienced during each of the other periods presented.
•	Your response does not adequately support how you determined that it was appropriate to continue to adjust for securities losses in light of the recurring nature of this item evidence by the securities losses reported during each of the periods presented and the prohibition in Item 10(e)(1)(ii) of Regulation S-K. That guidance states that a registrant must not “adjust a non-GAPP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.”
•	Further, your response does not support why you believe it is appropriate to adjust for securities losses precipitated by two separate triggers (the decision to cease purchasing certain federal funds in the second quarter of 2006 and later the balance sheet restructuring occurring in the third quarter of 2006). This would seem to be further evidence of the recurring nature of these charges.
•	Accordingly, this adjustment appears to be prohibited by Item 10(e). Please revise the non-GAAP presentations throughout your document to eliminate this adjustment.

The Company has eliminated the adjustment related to net security losses from its presentation of “adjusted net income”.

As indicated on page 39 of the prospectus, the remaining adjustments to net income are made to better indicate the ongoing operating results of People’s Bank over a period that

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
January 12, 2007	Page 3

involved People’s Bank reshaping itself through substantial restructuring activities, including the sale of a major business line. Management believes this non-GAAP financial measure provides information useful to investors in understanding People’s Bank’s underlying operational performance and trends, and facilitates comparisons with the performance of other banks and thrifts.

With respect to the remaining adjustments:

•	Income (loss) from discontinued operations, net of tax, reflects results related to People’s Bank’s credit card business, including the sale of the business in 2004.
•	Liability restructuring costs related to the sale of the credit card business reflect significant non-recurring charges taken to prepay $1.0 billion of long-term borrowings and to cancel derivative positions with notional values of $770 million, utilizing a portion of the proceeds from the sale of People’s Bank’s credit card business in the first quarter of 2004.
•	Gains on asset sales reflect non-recurring transactions occurring in 2005 and 2001 related to branch sales and the sale of People’s Bank’s investment in the NYCE ATM network.
•	The goodwill impairment charge is excluded based on the non-recurring nature of this item.

4.	We note your response to our previous comment 14. Item 10(e)(5) of Regulation S-K states that measures required to be reported by the system of regulation are excluded from non-GAAP disclosure requirements. The most relevant measure to the efficiency ratio that you present is the efficiency ratio as defined by your primary banking regulator. Please revise to include a reconciliation of the efficiency ratio as presented in your filing to the efficiency ratio calculation required by your primary banking regulator for your Thrift Financial Reports.

The Company has added reconciliations of the efficiency ratio as presented to the efficiency ratio calculation as defined by the Office of Thrift Supervision for the first nine months of 2006 and by the Federal Deposit Insurance Corporation, People’s Bank’s previous regulator, for all periods prior to 2006. These reconciliations appear on pages 40-41 of the prospectus.

Employment Agreement & Change of Control Agreement, page 160

5.	In response to our former comment 20, you have provided estimated values for each change in control agreement; however, you note that Mr. Klein may choose the greater of payment under the change of control agreement or his employment agreement. Please revise your disclosure to reflect what the payment under his employment agreement would be as of a recent date.

Please be advised that, pursuant to the Commission’s new executive compensation disclosure requirements, the Company has included in Amendment No. 2 a subsection entitled

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
January 12, 2007	Page 4

“Potential Payments Upon Termination or Change in Control” in the “Management of People’s Bank” section of the prospectus. This subsection contains a table showing the estimated value of the payments and benefits that would be paid to Mr. Klein under the terms of his employment agreement, the Company’s Long-Term Incentive Plan and in the event of a Change in Control, assuming certain triggering events (voluntary termination, termination for cause, death, disability, retirement, termination without cause and Change in Control) giving rise to such payment occurred on December 31, 2006. In particular, please note that the “Without Cause” and “Change In Control” columns reflect the differences in the payments to Mr. Klein under his employment agreement and his change in control agreement, respectively. See pages 189-190 of the prospectus.

Exhibit 5.1

6.	It appears that you have still limited your opinion to a specific group of persons. As we discussed in our last comment letter, you may limit reliance on your opinion with regard to purpose, but not person. Please revise.

Thacher Proffitt & Wood LLP’s opinion committee is considering this comment. A revised opinion will be filed by amendment at a later date.

Exhibit 8.1

7.	It appears that you have still limited your opinion to a specific group of persons. As we discussed in our last comment letter, you may limit reliance on your opinion with regarding to purpose, but not person. Please revise.

Thacher Proffitt & Wood LLP’s opinion committee is considering this comment. A revised opinion will be filed by amendment at a later date.

*            *            *

We believe that these responses and revisions to the comments to the Amendment are fully responsive to your comments. We look forward to your prompt review of this submission.

Please date stamp the enclosed acknowledgement copy and return it in the self-addressed stamped envelope provided.

If you have any questions, please contact me at (202) 626-5647 or V. Gerard Comizio at (202) 626-5643.

Very truly yours,

THACHER PROFFITT & WOOD LLP

By:	/s/ Matthew Dyckman
Matthew Dyckman